Exhibit 99.1
Pacific Drilling Announces Third-Quarter 2014 Results
Conference call set 9 a.m. Central time Wednesday, Nov. 5

•	EBITDA(a) for the third quarter of $145.5 million, a 51 percent increase over the prior year’s third-quarter EBITDA and representing an EBITDA margin(b) of 52.0 percent

•	Revenue efficiency(c) of 94.4 percent for the third quarter yielded revenue of $279.6 million, a 45 percent increase over the prior year’s third-quarter revenue

•	Third consecutive quarter of cash flow from operations in excess of $100 million, totaling $323.9 million for the nine months ended Sept. 30, 2014.

•	Pacific Sharav commenced five-year contract on Aug. 27

•	Pacific Bora contract extended until August 2016, effective Aug. 26

•	Closed new revolving credit facility of up to $500 million on Oct. 29

•	Board of Directors to recommend approval of share repurchase program to shareholders at Extraordinary General Meeting on Nov. 24
LUXEMBOURG (Nov. 4, 2014) — Pacific Drilling S.A. (NYSE: PACD) today announced net income for third-quarter 2014 of $48.1 million or $0.22 per diluted share, compared to net income of $49.9 million or $0.23 per diluted share for second-quarter 2014. Net income for third-quarter 2013 was $30.3 million or $0.14 per diluted share.
CEO Chris Beckett said, "Despite challenging market conditions, Pacific Drilling continues to execute on our plan to expand our operations and deliver exceptional performance. We delivered a third consecutive quarter of strong cash flow generation and a new record high quarterly EBITDA. With the start-up of Pacific Sharav in August, we again demonstrated our ability to introduce new rigs efficiently, with our strongest shakedown performance to date. The company’s financial performance also benefited from higher dayrates, driven by start-up of Pacific Sharav and extension of Pacific Bora bringing our average contractual dayrate in the fourth quarter to more than $540,000 per day. This financial performance lays the groundwork to initiate a share repurchase program before the end of this year.”
Third-Quarter 2014 Operational and Financial Commentary
Contract drilling revenue for third-quarter 2014 was $279.6 million, which included $27.3 million of deferred revenue amortization, compared to contract drilling revenue of $260.8 million for second-quarter 2014, which included $28.0 million of deferred revenue amortization. During the three months ended September 30, 2014, our operating fleet of six drillships achieved average revenue efficiency of 94.4 percent. Revenue efficiency resulted from strong operational uptime on our five mature rigs, partially offset by the impact of shakedown on Pacific Sharav.

Contract drilling expenses for third-quarter 2014 were $116.9 million, compared to $108.0 million for second-quarter 2014. Contract drilling expenses for third-quarter 2014 included $12.9 million in amortization of deferred costs, $8.4 million in reimbursable expenses, and $8.9 million in shore-based and other support costs. Direct rig-related daily operating expenses, excluding reimbursable costs, averaged $175,500 in third-quarter 2014, compared to $177,800 for second-quarter 2014, demonstrating our ongoing focus on cost management.
General and administrative expenses for third-quarter 2014 were $16.5 million, compared to $13.8 million for second-quarter 2014. The increase in general and administrative expenses was primarily the result of non-recurring costs related to the relocation of our Houston office to support the growth of our operating fleet.
EBITDA for third-quarter 2014 was $145.5 million, compared to EBITDA of $137.9 million during the prior quarter. A reconciliation of net income to EBITDA is included in the accompanying schedules to this release. EBITDA margin for the quarter was 52.0 percent.
Interest expense for the third quarter was $35.6 million, compared to $28.6 million for the prior quarter.
Liquidity and Capital Expenditures
During the third-quarter, cash flow from operations was $100.5 million. Cash balances totaled $132.4 million as of Sept. 30, 2014, and our total outstanding debt was $2.8 billion. Following the closing of the new revolving credit facility on Oct. 29, we have more than $1.4 billion of available liquidity, including up to $1.3 billion of undrawn capacity under existing credit facilities. Our solid liquidity position consists of current cash on hand, approximately $400 million available and undrawn capacity on the senior secured credit facility (SSCF), $300 million available and undrawn capacity on the 2013 revolving credit facility, and $350 million available and undrawn capacity on the new revolving credit facility. Additionally, we will have access to approximately $100 million available on the SSCF and $150 million available on the new revolving credit facility upon entry into satisfactory drilling contracts for the Pacific Meltem and Pacific Zonda, respectively.
CFO Paul Reese commented, “The new revolving credit facility illustrates our continued ability to improve the terms of our financing and reduces the average interest rate on our debt to less than 5.5 percent once our facilities are fully drawn.”
During third-quarter 2014, capital expenditures were $115.8 million, of which $78.0 million related to construction of newbuild drillships. Capitalized interest amounted to $13.6 million. The remaining expenditures primarily related to fleet spares and contractually required upgrades on operating rigs that are partially or fully reimbursed by our customers. We estimate the remaining capital expenditures required to complete construction of our two newbuild drillships and develop spare blowout preventer, riser and thruster capacity to be approximately $859.6 million, excluding capitalized interest and client-reimbursed asset upgrades. We expect to cover these capital expenditures with a combination of existing cash balances, future operating cash flows, and undrawn capacity on existing credit facilities.
Updates to 2014 Guidance
We reiterate our guidance on revenue efficiency provided with the fleet status report posted today, Nov. 4, 2014. The average revenue efficiency ranges of 91-95 percent for fourth-quarter 2014 and 91-93 percent for full-year 2014 include our expectations for unplanned downtime as well as planned events. The guidance is also reflective of required inspections across the fleet and the shakedown process for the Pacific Sharav, during which we expect its revenue efficiency to lag current levels of our first five operating rigs.
We are revising downward full-year 2014 guidance for direct rig related operating expenses and shore-based and other support costs as a result of lower-than-expected operating expenses year to date. We maintain our prior annual guidance for general and administrative expenses, and note that third-quarter 2014 general and administrative expenses were impacted by non-recurring costs. We are also narrowing the guidance range for income tax expense as a result of the geographical mix of our revenues year to date. The following table summarizes our updated full year 2014 guidance for certain items:

Item	Range
Direct Rig Related Operating Expenses, Excluding Reimbursable Expenses, Per Rig Per Day	$179,000 - $184,000
Minimum Average Reimbursable Expenses, Per Rig Per Day*	$10,000
Shore-Based & Other Support Costs Per Rig Day	$17,500 - $19,500
General & Administrative Expenses	$57 million - $59 million
Income Tax Expense as Percent of Total Contract Drilling Revenue	3.5% - 4%
* These reimbursable costs are beyond the initial scope of our contract and the corresponding initial contractual dayrate, but are subject to reimbursement from our clients. Reimbursable costs can be highly variable between quarters. Because the reimbursement of these costs by our clients is recorded as additional revenue, they do not generally negatively affect our margins.
Updated schedules of expected amortization of deferred revenue, amortization of deferred mobilization expense, depreciation and interest expense for our existing financing as well as capital expenditures are available in the “Quarterly and Annual Results” subsection of the “Investor Relations” section of our website, www.pacificdrilling.com.
Please note the guidance provided above is based on management’s current expectations about the future and both stated and unstated assumptions and does not constitute any form of guarantee, assurance or promise that the matters indicated will actually be achieved. Actual conditions and assumptions are subject to change. The guidance set forth above is subject to all cautionary statements and limitations described under the “Forward-Looking Statements” section of this press release.
Footnotes

(a)
EBITDA is a non-GAAP measure. Please refer to the reconciliation, included later in this press release, of net income to EBITDA along with the statement indicating why management believes the non-GAAP measure provides useful information for investors.

(b)
EBITDA margin is defined as EBITDA divided by contract drilling revenue. Management uses this operational metric to track company results and believes that this measure provides additional information that consolidates the impact of our operating efficiency as well as the operating and support costs incurred in achieving the revenue performance.

(c)
Revenue efficiency is defined as actual contractual dayrate revenue (excludes mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during such period.

Conference Call
Pacific Drilling will conduct a conference call at 9 a.m.. U.S. Central time on Wednesday, Nov. 5, to discuss third-quarter 2014 results. To participate in the Nov. 5 call, please dial +1 785-830-7991 or 1-800-768-6563 and refer to confirmation code 1851786 five to 10 minutes prior to the scheduled start time. The call also will be webcast on www.pacificdrilling.com and can be accessed by a link posted in the “Events & Presentations” subsection of the “Investor Relations” section.
An audio replay of the call can be accessed after noon Central time on Wednesday, Nov. 5, 2014, by dialing +1 719-457-0820 or 1-888-203-1112, and using access code 1851786. A replay of the call also will be available on the company’s website.
About Pacific Drilling
With its best-in-class drillships and highly experienced team, Pacific Drilling is a fast-growing company that is committed to becoming the industry’s preferred ultra-deepwater drilling contractor. Pacific Drilling’s fleet of eight high-specification, ultra-deepwater drillships will represent one of the youngest and most technologically advanced fleets in the world. The company currently operates six drillships under customer contract and has two drillships under construction at Samsung Heavy Industries. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.
Forward-Looking Statements
Certain statements and information contained in this press release (and oral statements made regarding the subjects of this press release, including the conference call announced herein) constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements typically include words or phrases such as “believe,” “expect,” “anticipate,” “project,” “plan,” “intend,” “tends to,” “foresee,” “our ability to,” “estimate,” “potential,” “will,” “should,”

“would,” “could” or other similar words, which are generally not historical in nature. Such forward-looking statements specifically include statements involving: future client contract opportunities; contract dayrate amounts; future operational performance; revenue efficiency levels; market outlook; estimated duration of client contracts; future contract commencement dates and locations; backlog; construction, timing and delivery of newbuild drillships; capital expenditures; cost adjustments; estimated rig availability; the expected period of time and number of rigs that will be in a shipyard for repairs, maintenance, enhancement or construction; direct rig operating costs; shore based support costs; general and administrative expenses; income tax expense; expected amortization of deferred revenue and deferred mobilization expenses; growth opportunities and expected depreciation and interest expense for the existing credit facilities and senior bonds. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate. All comments concerning our expectations for future revenue and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions. Our forward-looking statements involve significant risks and uncertainties (many of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. Important factors that could cause actual results to differ materially from projected cash flows and other projections in the forward-looking statements include, but are not limited to: our ability to secure new and maintain existing drilling contracts, including possible cancellation or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; changes in worldwide rig supply and demand, competition and technology; future levels of offshore drilling activity; actual contract commencement dates; downtime and other risks associated with offshore rig operations, including unscheduled repairs or maintenance; relocations, severe weather or hurricanes; governmental action, civil unrest and political and economic uncertainties; future levels of offshore drilling activity; impact of potential licensing or patent litigation; risks inherent to shipyard rig construction, repair, maintenance or enhancement; environmental or other liabilities, risks or losses; governmental regulatory, legislative and permitting requirements affecting drilling operations; our ability to attract and retain skilled personnel on commercially reasonable terms; terrorism, piracy and military action; and the outcome of litigation, legal proceedings, investigations or other claims or contract disputes.
For additional information regarding known material risk factors that could cause our actual results to differ from our projected results, please see our filings with the Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F and Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s Electronic Data and Analysis Retrieval System at www.sec.gov.
Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Contact:	Amy Roddy
Pacific Drilling Services, Inc.
+1 832 255 0502
Investor@pacificdrilling.com

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Condensed Consolidated Statements of Operations
(in thousands, except per share amounts) (unaudited)

	Three Months Ended			Nine Months Ended
	September 30, 2014	June 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Revenues
Contract drilling	$279,637	$260,829	$193,240	$766,057	$545,028
Costs and expenses
Contract drilling	(116,850)	(107,964)	(82,719)	(335,780)	(246,641)
General and administrative expenses	(16,467)	(13,773)	(13,080)	(42,773)	(35,658)
Depreciation expense	(50,187)	(46,449)	(36,646)	(142,790)	(109,752)
	(183,504)	(168,186)	(132,445)	(521,343)	(392,051)
Operating income	96,133	92,643	60,795	244,714	152,977
Other expense
Costs on interest rate swap termination	—	—	—	—	(38,184)
Interest expense	(35,626)	(28,599)	(23,797)	(90,256)	(68,257)
Total interest expense	(35,626)	(28,599)	(23,797)	(90,256)	(106,441)
Costs on extinguishment of debt	—	—	—	—	(28,428)
Other expense	(870)	(1,231)	(842)	(3,270)	(946)
Income before income taxes	59,637	62,813	36,156	151,188	17,162
Income tax expense	(11,536)	(12,931)	(5,829)	(30,975)	(17,350)
Net income (loss)	$48,101	$49,882	$30,327	$120,213	$(188)
Earnings (loss) per common share, basic	$0.22	$0.23	$0.14	$0.55	$—
Weighted average number of common shares, basic	217,344	217,293	216,969	217,254	216,944
Earnings (loss) per common share, diluted	$0.22	$0.23	$0.14	$0.55	$—
Weighted average number of common shares, diluted	217,547	219,523	217,157	217,455	216,944

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(in thousands, except par value) (unaudited)

	September 30, 2014	June 30, 2014	December 31, 2013
Assets:
Cash and cash equivalents	$132,359	$149,617	$204,123
Accounts receivable	184,291	157,863	206,078
Materials and supplies	92,096	82,472	65,709
Deferred financing costs, current	13,872	14,356	14,857
Deferred costs, current	31,688	36,594	48,202
Prepaid expenses and other current assets	25,060	26,528	13,889
Total current assets	479,366	467,430	552,858
Property and equipment, net	5,105,911	5,048,463	4,512,154
Deferred financing costs	43,638	46,913	53,300
Other assets	48,605	39,213	45,728
Total assets	$5,677,520	$5,602,019	$5,164,040
Liabilities and shareholders’ equity:
Accounts payable	$41,331	$46,887	$54,235
Accrued expenses	50,399	68,672	66,026
Long-term debt, current	349,167	349,167	7,500
Accrued interest	37,732	22,029	21,984
Derivative liabilities, current	9,043	9,473	4,984
Deferred revenue, current	90,122	86,499	96,658
Total current liabilities	577,794	582,727	251,387
Long-term debt, net of current maturities	2,436,969	2,438,532	2,423,337
Deferred revenue	128,351	113,359	88,465
Other long-term liabilities	14,197	4,196	927
Total long-term liabilities	2,579,517	2,556,087	2,512,729
Shareholders’ equity:
Common shares, $0.01 par value per share, 5,000,000 shares authorized, 232,770 and 224,100 shares issued and 217,391 and 217,035 shares outstanding as of September 30, 2014 and December 31, 2013, respectively	2,174	2,173	2,170
Additional paid-in capital	2,366,560	2,363,758	2,358,858
Accumulated other comprehensive loss	(16,191)	(22,291)	(8,557)
Retained earnings	167,666	119,565	47,453
Total shareholders’ equity	2,520,209	2,463,205	2,399,924
Total liabilities and shareholders’ equity	$5,677,520	$5,602,019	$5,164,040

PACIFIC DRILLING S. A. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(in thousands) (unaudited)

	Three Months Ended			Nine Months Ended
	September 30, 2014	June 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Cash flow from operating activities:
Net income (loss)	$48,101	$49,882	$30,327	$120,213	$(188)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	50,187	46,449	36,646	142,790	109,752
Amortization of deferred revenue	(27,278)	(28,038)	(18,163)	(83,324)	(52,336)
Amortization of deferred costs	12,885	13,547	9,840	39,642	29,147
Amortization of deferred financing costs	2,544	2,343	1,658	7,465	8,319
Amortization of debt discount	227	182	193	582	252
Write-off of unamortized deferred financing costs	—	—	—	—	27,644
Costs on interest rate swap termination	—	—	—	—	38,184
Deferred income taxes	(48)	3,440	(1,126)	3,380	(2,505)
Share-based compensation expense	2,876	2,690	2,471	7,532	6,964
Changes in operating assets and liabilities:
Accounts receivable	(26,428)	18,530	9,084	21,787	21,047
Materials and supplies	(9,624)	(8,427)	(7,707)	(26,387)	(9,755)
Prepaid expenses and other assets	(20,952)	(4,818)	(4,500)	(40,370)	(11,892)
Accounts payable and accrued expenses	30,049	(3,538)	16,149	21,829	1,664
Deferred revenue	37,953	8,307	12,391	108,734	27,287
Net cash provided by operating activities	100,492	100,549	87,263	323,873	193,584
Cash flow from investing activities:
Capital expenditures	(115,802)	(545,058)	(554,716)	(749,686)	(772,249)
Decrease in restricted cash	—	—	—	—	172,184
Net cash used in investing activities	(115,802)	(545,058)	(554,716)	(749,686)	(600,065)
Cash flow from financing activities:
Proceeds from shares issued under share-based compensation plan	(73)	(503)	—	174	—
Proceeds from long-term debt	—	360,000	—	360,000	1,497,250
Payments on long-term debt	(1,875)	(1,875)	(1,875)	(5,625)	(1,458,125)
Payment for costs on interest rate swap termination	—	—	—	—	(41,993)
Payments for financing costs	—	—	—	(500)	(62,684)
Net cash provided by (used in) financing activities	(1,948)	357,622	(1,875)	354,049	(65,552)
Decrease in cash and cash equivalents	(17,258)	(86,887)	(469,328)	(71,764)	(472,033)
Cash and cash equivalents, beginning of period	149,617	236,504	603,216	204,123	605,921
Cash and cash equivalents, end of period	$132,359	$149,617	$133,888	$132,359	$133,888

EBITDA Reconciliation

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered an alternative to net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is used by the company to measure its operations and is intended to exclude charges or credits of a non-routine nature that would detract from an understanding of our operations. Management believes that EBITDA presents useful information to investors regarding the company's operating performance during the third quarter of 2014.
PACIFIC DRILLING S.A. AND SUBSIDIARIES
Supplementary Data—Reconciliation of Net Income to Non-GAAP EBITDA
(in thousands) (unaudited)

	Three Months Ended
	September 30, 2014	June 30, 2014	September 30, 2013
Net income	$48,101	$49,882	$30,327
Add (subtract):
Costs on interest rate swap termination	—	—	—
Interest expense	35,626	28,599	23,797
Depreciation expense	50,186	46,449	36,646
Income tax expense	11,536	12,931	5,829
EBITDA	145,449	137,861	96,599